UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Virtus Dividend, Interest and Premium Strategy Fund

(Name of Subject Company (Issuer))

Virtus Dividend, Interest and Premium Strategy Fund

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.00001 Per Share

(Title of Class of Securities)

92840R101

(CUSIP Number of Class of Securities)

Kathryn L. Santoro, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant

One Financial Plaza

Hartford, CT 06103-2608

866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

News Release

Virtus Dividend, Interest & Premium Strategy Fund

Announces Tender Offer

HARTFORD, CT, April 17, 2026 – Virtus Dividend, Interest & Premium Strategy Fund (NYSE: NFJ) (the “Fund”) today announced that its Board of Trustees has approved a tender offer (“Tender Offer”) intended to enhance shareholder value, provide shareholders with an additional source of liquidity for their investment, and provide the potential to reduce the Fund’s trading discount to its net asset value per share (“NAV”). Pursuant to the terms of the Tender Offer, the Fund will offer to purchase for cash up to 25% of the Fund’s outstanding common shares at a price per share equal to 99.0% of the Fund’s NAV determined following the expiration of the Tender Offer. The Tender Offer is expected to commence on or about September 1, 2026.

The Tender Offer is being proposed pursuant to an agreement with Saba Capital Management, L.P. (“Saba”) that will expire after the Fund’s 2028 proxy season. During the effective period of the Agreement, Saba has agreed to certain standstill provisions and voting commitments.

The above statements are not intended to constitute an offer to participate in any tender offer. Additional terms and conditions of the Tender Offer will be included in the Fund’s offering materials, which will be distributed to the Fund’s shareholders and filed with the Securities and Exchange Commission. Shareholders are encouraged to review those materials carefully when they become available.

About the Fund

Virtus Dividend, Interest & Premium Strategy Fund is a diversified closed-end fund that seeks current income and gains, with long-term capital appreciation as a secondary objective. The Fund generally invests approximately 75% of its total assets in equity securities and approximately 25% in convertible securities and employs an option strategy of writing covered call options on a portion of its portfolio. Virtus Investment Advisers, LLC (“VIA”), is the investment adviser to the Fund, and NFJ Investment Group, an affiliate of VIA, and Voya Investment Management are its subadvisers. For more information on the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their net asset value. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report can be accessed through the Closed-End Funds section of virtus.com and may be obtained free of charge by contacting “Shareholder Services” as set forth at the end of this press release.

# # #

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. Forward-looking statements speak only as of the date they are made, and the Fund assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements, and future results could differ materially from historical performance.

This press release does not constitute a recommendation, an offer to purchase, or an offer to sell or a solicitation to buy, nor shall there be any sale of shares in the Fund in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

For Further Information:

Shareholder Services
(866) 270-7788

closedendfunds@virtus.com